MABEY & COOMBS, L.C.
                              Attorneys at Law
                    3098 South Highland Drive, Suite 323
                      Salt Lake City, Utah  84106-6001
                            Phone (801) 467-2021
                             Fax (801) 467-3256
JOHN MICHAEL COOMBS                              writer's direct line 467-2779
                                          writer's e-mail:  jmcoombs@sisna.com


                             November 17, 2005


VIA FACSIMILE @ 202-942-9516 AND REGULAR MAIL

Pamela Howell
S. Thomas Kluck, II, Staff Attorney
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

     Re:       Request for waiver of what we believe to be inapplicable and irrelevant comments in your comment letter dated November 14, 2005, in response to Tintic Gold Mining Company's third amended Form SB-2/A-3, File No. 333-119742

Dear Ms. Howell and Mr. Kluck:

     We are in receipt of your comment letter of November 14 to our third amended registration statement (not our second amended registration statement as the letter incorrectly states), a comment letter which contains four less comments than the comment letter issued before it. The Commission's last comment letter, after a year of going through this process, had 73 comments; this one, after we have bent over backwards to comply, has 69 comments, several of which are asserted for the first time and which, we believe, seem to be the obvious result of new people reviewing our amended registration statement. Others are repeats of what we have already corrected, as if no matter what we do to comply, compliance is impossible. Needless to say, we are upset that this process does not seem to be going towards a conclusion but instead, seems to almost be going in the opposite direction.

     We also object to those open-ended and argumentative comments to which it is difficult to give a "correct" answer in advance and which do NOT seem to be directed at disclosure, but which instead seem to be directed more at keeping this process on-going, the purpose of which is to leave the door open for the Commission to generate more future comments.

     Tintic Gold Mining Company's Form SB-2 was first filed in October 2004, over a year ago. As the comments below illustrate, we appear to have gone almost nowhere with the Commission after having directly resolved the "blank check" and "spin-off" issues with Messrs. Belvin and Reynolds, your superiors, months and months ago.

     While we are endeavoring to respond to those comments that we can respond to, the following are particular comments that we hereby respectfully request the Commission to waive as soon as possible and in advance of our filing a Fourth Amended Registration Statement.

     1. We believe and submit that your comment no. 1 is irrelevant and inapplicable. It is also highly argumentative. When one registers a distribution of shares, one doesn't rely on an exemption. Yet the comment, after a year of our being embedded in this arduous process, suddenly seeks a lengthy dissertation from us as to how or why or what exemption from registration we are relying on to effectuate our "spin-off," all as if we have somehow done something wrong. To the complete contrary, SLB No. 4 speaks in terms of effectuating a spin-off without registration. Accordingly, it is irrelevant to our situation because we are, by sharp contrast, registering the distribution. The key to SLB No. 4 is that there is full disclosure. If there is, then it says you don't need to register the distribution. But we are doing so anyway on Form SB-2. So why is SLB No. 4 an issue at all, let alone a year later? Other than for the purpose of generating more argumentative comments, there seems to be no reason for this comment. We have presented the facts to you repeatedly, in fact, since October 2004, and also on the phone with Messrs. Belvin and Reynolds, and the facts speak for themselves. We have told you what the facts are not once but many, many times. They have been known by you for over a year. We are now embarking on our Fourth Amended Registration Statement. The shares are held in ONE certificate by the transfer agent and Kiwa Bio-Products is NOT involved and hasn't been involved with us, in any fashion or respect, since March 12, 2004, over a year and a half ago. Contrary to a few of the comments in your new comment letter such as Comment No. 24, the shares have NOT yet been distributed to anyone. And contrary to the premise of this new Comment No. 1, a registration statement or an exemption is not necessary to declare a stock dividend. We honestly fail to understand what is so complicated or hard to understand here. Please review paragraph 5 in my September 2005, letter to you. This is not to ignore that we discussed the nature of the "spin-off" with Mr. Belvin and Mr. Reynolds in our 2 conferences calls with them months ago. It is not our job as people trying to get a registration statement through to write an academic dissertation on SLB No. 4. Yet this is precisely what your comment seeks from us. Please re-read it. If Form SB-2 is not the right form to enable us to effectuate what we have been trying to do for the last year by registration and Mr. Belvin said it was you should have told us so long, long ago. Having said the foregoing, would the Commission have preferred it if we had relied on the Section 4(1) exemption under the '33 Act, distributed the shares without a registration statement of any kind, and then filed a Form 10-SB instead of a Form SB-2, all as contemplated in SLB No. 4?
I know a lawyer who recently effectuated a "spin-off" transaction with the Commission by doing just that, by filing a mere Form 10-SB and for which he received hardly any comments from the Commission. His 10-SB breezed right through. In addition, I am aware of a company called Draco Holdings that did a "spin-off" of its subsidiary named Jump n' Jax. This was done over a year ago in a manner identical to what we are trying to do, also in reliance on Form SB-2, and their registration statement similarly breezed right through the Commission with virtually no comments whatsoever. We are curious as to why we are being singled out and asked the same petty questions over and over again, even new ones revisiting old or irrelevant issues, over a year later, not to mention sudden academic and argumentative questions, questions to which the Commission already knows the answers and which don't apply because we are registering our distribution. We respectfully ask that you delete or waive this comment and let us complete this review process without these kinds of comments.

     2. Your comment no. 5 demands that we identify Kiwa Bio-Products as an "underwriter" in our SB-2/A. In other words, it asks us to make a misrepresentation of material fact in our registration statement. We are not willing to do that because we believe it is against the law and we do not believe you can compel us to break the law nor can you do so, and, at the same time, make us agree that when the Commission insists on a comment, that we can't use that commandment as a defense to an SEC enforcement action, not to mention an action against us by Kiwa for making a false representation about them in a securities filing. Contrary to the comment, there is absolutely nothing whatsoever in our prior response to this comment that would lead anyone to believe that Kiwa Bio-Tech is an "underwriter." Nothing. They are NOT an "underwriter," by definition or otherwise; they have no control over or a relationship to the shares held by Cottonwood Stock Transfer; they no longer have a relationship with us, and we have no right to say that they are an "underwriter" pursuant to something we have obligated ourselves to do independent of them in a Distribution Agreement signed over a year and a half ago, an agreement that basically allows us to do nothing more than use their old shareholders' list. This is not to ignore that when we filed our initial registration statement on Form SB-2 over a year ago, Kiwa's counsel, Mr. Ryan Azlein in Encino, California, reviewed it in advance and our agreement with his firm and Kiwa was that we would NOT represent Kiwa to be an "underwriter" in our Form SB-2. Our response to your former Comment No. 5 in our last amended registration statement was cleared again by Kiwa's new counsel, Mr. Carter Mackley, in Seattle. Reference is made to paragraph 5 of my September 2005 letter to you in which we explain this. Finally, insisting that we disclose Kiwa as an "underwriter" in our SB-2/A is as nonsensical as your having asked China North Eastern Petroleum (CNEH.OB) to be identified by Jump n' Jax as an "underwriter" in its "spin-off" transaction mentioned above something that was never required of them, let alone even asked. And I know this because I called and asked their counsel myself. We thus want to know why we are being treated so unfairly and otherwise singled out and treated differently than other, similar "spin-off" registrants. We ask that you waive this demand as it has no basis in fact or in law and frankly, we have no lawful way of complying with it.

     3. Your new comment no. 9 renews your previous comment no. 10. It again wants us to explain and re-explain why Kiwa Bio-Products did a transaction with Tintic-Utah one and a half years ago. It also wants us to describe "related assets" when the Commission knows that this is a common term of art or turn of phrase. It means whatever other assets there may be. This is just another example of an argumentative comment. There will never be an end to it because however we respond, more comments will be generated. If the Commission wants to know why Kiwa wanted to do the transaction with Tintic-Utah in March 2004, it should ask Kiwa. We have no authority to speak for them. They are a reporting company. Call them on the phone. There is nothing more we can say in response to this comment than we have already said. This comment serves no purpose that would assist a prospective recipient of any spun-off shares to appreciate or understand the nature of what he or she is receiving. This comment, we believe, and others like it, are really designed for harassment and for no other reason or purpose that we can fathom. We ask that this comment be waived once and for all.

     4. Your comment no. 24 makes no sense to us and like No. 1 above, it is irrelevant. No officer "distributed" any shares to Cottonwood Stock Transfer and/or the Tintic-Utah shareholders or anyone else. See our paragraph 1 above. This comment is either the result of not understanding the facts or, it is designed to create a dispute with us, for which more and more comments will be generated. We ask that it too be waived.

     5. In response to your last 73-comments Comment Letter, I revised my legal opinion extensively as per the redlined version of it attached. Yet your new Comment Nos. 68 and 69 ask the EXACT same questions all over again as if no revisions were made by me. To the contrary, substantial revisions were made as evidenced by the redlined version of my opinion attached to this letter. There are no other documents that I can identify that I have relied on in rendering the opinion. I have represented Tintic Gold Mining Company since 1994, I'm certain I have all of their documents in my possession, and I have been its only "in-house" counsel since that time. I can't possibly imagine what more you want. These two comments are identical to your last comment letter, as if my attorney's opinion was not revised. But it was.
This is not to ignore that I have been a practicing lawyer for 25 years and I have written many opinions in my career, certainly over 100. There is nothing in the law that requires that I refer to all the myriad things in Nevada law that you now ask nor that I repeatedly beef up the opinion with this or that with each amended registration statement that we file. My original opinion was fine and my revised opinion is even better. We ask that you waive these two comments.

     If you are NOT willing to waive the above-comments in writing and otherwise facilitate a review of our registration statement, something that we believe is long overdue, we hereby respectfully request an immediate conference call with Mr. Alan Beller, Mr. Paul Belvin and Mr. John Reynolds, all three, so that we might get the foregoing unproductive, unnecessary and argumentative comments out of the way once and for all.

     Thank you for your time and attention to this matter.

                                   Very truly yours,
                                   MABEY & COOMBS, L.C.

                                   /s/John Michael Coombs
                                   John Michael Coombs
                                   Attorney for Tintic Gold Mining Co.
Enclosures